Exhibit 99.1

China's Vice Premier, Li Keqiang, Visits Sinovac to Inspect H1N1 Vaccine Production Preparation

Emphasized Importance of Vaccine Production

BEIJING, June 2 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that China's Vice Premier, Li Keqiang, accompanied with State Councilor and Secretary of the State Council, Ma Kai; Head of General Administration of Quality Supervision, Inspection and Quarantine, Wang Yong; Minister of Ministry of Health, Chen Zhu; Vice Minister of Ministry of Science and Technology, Liu Yanhua; Mayor of City of Beijing, Guo Jinlong; and other delegate members visited Sinovac to inspect its production preparation for a vaccine against influenza A (H1N1). Li Keqiang also emphasized the importance of having a vaccine for influenza A (H1N1) and encouraged Sinovac to step up vaccine production.

At the end of May, the US Center for Disease Control began distributing the influenza A (H1N1) virus strain to manufacturers. Once Sinovac receives the strain, we will commence production immediately.

During the visit, Li Keqiang commented that vaccination plays a crucial role in preventing and controlling infectious diseases. He spoke positively about the country's prevention and control of the disease during the past month, and about the vital role Sinovac has to play in protecting against H1N1. He added that Sinovac is qualified manufacturer to produce influenza A (H1N1) vaccine and will be a very important force for the country in controlling the spread of this virus.

Chen Zhu, Minister of Ministry of Health, commented that Sinovac is a company which has social responsibility.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We were excited to showcase to China's Vice Premier our significant progress towards the production of a vaccine against the influenza A (H1N1) virus. The visit by high-ranking national officials gives us confidence that the Chinese government recognizes our capabilities. We believe that we can play a significant role in providing vaccines against influenza A (H1N1) virus. Once we receive the virus strain, we can begin production immediately."

Sinovac initiated the preparatory activities for influenza A (H1N1) vaccine production at the end of April. In May 2009, Sinovac continued to work closely with various Chinese government authorities and other global health organizations in order to monitor the disease and evaluate strategies to control and prevent its transmission. As a member of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA), Sinovac scientists attended the May 19th WHO/UN Meeting with Influenza A (H1N1) Vaccine Manufacturers, which was held in Geneva to update attendees on the global capacity of influenza vaccines and ensure that the vaccines will be available to developing countries.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:  +86-10-8289-0088 x9871
     Fax:  +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
            spellegrino@theruthgroup.com

   Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033
     Email: jmccargo@theruthgroup.com